SEALSQ Announces Deal With Quantix Edge Security to Develop Spain’s First Post-Quantum Semiconductor Personalization Center Worth $25M in Expected Revenue

The Spanish Government recently announced a €19.6 million public investment in Quantix, which is projected to generate €793 million of economic impact in the Region of Murcia over the next five years https://digital.gob.es/comunicacion/notas-prensa/secretaria-digitalizacion-e-inteligencia-artificial/2025/09/2025-09-25

SEALSQ Announces Deal With Quantix Edge Security to Develop Spain’s First Post-Quantum Semiconductor Personalization Center Worth $25M in Expected Revenue

Geneva, Switzerland, September 26, 2025 – SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or “the Company”), a leader in semiconductors, PKI, and post-quantum technology hardware and software, today announced a definitive agreement with Quantix Edge Security to develop and deploy Spain’s first post-quantum semiconductor personalization center in the Region of Murcia.

This agreement, a key milestone in the Quantix Edge Security project previously announced by the Company in June 2024, is expected to generate $25 million of revenue over the next three years with recognition likely to be milestone based over the course of the project. The Company anticipates that the project will start in H1 2026 and further expects that the project milestones will occur regularly over the life of the project creating a relatively even spread of revenue recognition..

This development is aligned with the Spanish Government’s national strategy to strengthen sovereignty in critical sectors such as semiconductors and cybersecurity. In September 2025, the Government announced a €19.6 million public investment in Quantix, projected to deliver €793 million in economic impact to the Region of Murcia over the next five years. The new center will reinforce Spain’s role as a European hub for post-quantum and cybersecurity-focused semiconductor innovation.

SEALSQ also plans to accelerate commercialization by distributing its post-quantum semiconductors through Quantix Edge Security beginning in 2026, even while the Murcia facility remains under construction. This strategy will enable early adoption of SEALSQ’s quantum-resistant technologies and supports the Company’s $170 million pipeline of potential revenue as part of its broader Quantum Roadmap.

In parallel, SEALSQ is preparing to launch the Quantum Shield “QS7001” in mid-November 2025, the world’s first1 secure chip to embed NIST-standardized quantum-resistant algorithms ML-KEM (CRYSTALS-Kyber) and ML-DSA (CRYSTALS-Dilithium) at the hardware level. The QS7001 will provide robust protection for critical applications including cryptocurrency and blockchain infrastructures, defense and aerospace systems, healthcare platforms, and Internet of Things (IoT) ecosystems.

The QS7001 delivers secure key storage, post-quantum signing, and hybrid migration frameworks that enable seamless transitions from RSA/ECC to quantum-safe cryptography, along with an open hardware platform that supports personalized firmware. The product also paves the way for SEALSQ’s upcoming QVault TPM, a Trusted Platform Module scheduled for release in the first half of 2026.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

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1 As of available market information on the date of this release

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@equityny.com